Focus Media Reports Third Quarter 2005 Results
Revenue Grew 146.0% Year-over-year and 33.5% Quarter-over-quarter

SHANGHAI, China, November 2, 2005 – Focus Media Holding Limited (Nasdaq: FMCN), which operates the largest out-of-home advertising network in China, today announced its financial results for the third quarter ended September 30, 2005.

Highlights:
●	Total revenues grew 146.0% year-over-year and 33.5% quarter-over-quarter to $19.5 million

● Advertising service revenue grew 170.9% year-over-year and 33.4% quarter-over-quarter to $19.1 million on the continued strength in our commercial location business and the initial success of our in-store network

● Net income for the quarter was $7.1 million, compared to a loss of $1.0 million in the three months ended September 30, 2004, growing by 64.0% quarter-over-quarter

● Commercial location network

■ Advertising service revenue from our commercial location network grew 145.2% year-over-year and 23.6% quarter-over-quarter to $17.3 million

■ The number of displays installed on our network in our directly operated cities increased to 34,079 from 20,267 in the second quarter of 2005. In addition, displays in the portion of our network operated by regional distributors increased to 3,273 from 2,664 in the second quarter 2005

■ The number of 30-second equivalent time slots sold was 4,240 compared to 3,057 in the second quarter of 2005. Meanwhile, the number of 30-second equivalent time slots available for sale, or total network capacity, increased to 8,348 time slots from 6,737 in the second quarter 2005 mainly due to the extension of the advertising cycle time from nine minutes to twelve minutes in all Tier-II cities. Overall network utilization rate, or the number of 30-second equivalent time slots sold expressed as a percentage of the total number of 30-second equivalent time slots available, was 50.8%. Network utilization rate in Beijing, Shanghai, Guangzhou and Shenzhen (“Tier-I Cities”) was 98.5%, while the average utilization rate in all other cities (“Tier-II Cities”) was 42.4%.

■ Average advertising revenue per 30-second equivalent time slot per quarter (“ASP”) in the Tier-I Cities increased to $9,115 from $8,476 in the second quarter of 2005. ASP from Tier-II Cities decreased to $1,859 from $2,118 in the second quarter 2005, due to increased sales in cities with lower advertising rates. ASP for the entire network was $4,077, compared to $4,573 in the second quarter 2005, due to the increase in time slots sold in Tier-II Cities where the local advertising rates are lower than that of the Tier-I Cities.

●	In-store network ■	Advertising service revenue from our in-store network grew 435.3% quarter-over-quarter to $1.8 million.

■ The number of displays installed in our in-store network increased to 20,061 as of September 30, 2005 from 12,779 as of June 30, 2005.

■ The number of stores on our in-store network increased to 2,702, including 553 hypermarkets, 877 supermarkets and 1,272 convenience stores.

Commenting on the third quarter results, Chief Executive Officer Jason Jiang said: “I am pleased to see the remarkable growth of our in-store network. In the month of September, only five months after we started commercial operation of our in-store network, we already saw profit from this business. We work closely with advertisers to provide them with tailored advertising solutions at the consumer’s point-of-purchase. We are also working with leading advertisers such as P&G on marketing research concerning this new media. We expect to see continued growth in our in-store business as advertisers globally are focusing more on point-of-sale advertising. The success of our in-store business and our announced acquisition of Framedia’s in-elevator advertising network further solidify our leadership in China’s new media market.”

Financial Results

For the third quarter 2005, Focus Media reported total revenues of $19.5 million, an increase of 146.0% compared to $7.9 million for the third quarter of 2004 and an increase of 33.5% compared to $14.6 million for the second quarter of 2005. Advertising service revenue was $19.1 million for the quarter, up 170.9% from $7.0 million for the third quarter of 2004, and a 33.4% increase compared to $14.3 million for the second quarter of 2005.

For the commercial location network, advertising service revenue was $17.3 million for the third quarter, up 23.6% from $14.0 million for the previous quarter. The total number of 30-second-equivalent time slots sold on our commercial location network in the third quarter was 4,240 compared to 3,057 during the previous quarter. Average advertising revenue per 30-second equivalent time slot per quarter (“ASP”) in the Tier-I Cities increased to $9,115 from $8,476 in the second quarter of 2005. ASP from Tier-II cities decreased to $1,859 from $2,118 in the second quarter 2005, due to increased sales in cities with lower advertising rates. The blended ASP for the entire network decreased to $4,077 from $4,573 in the second quarter of 2005, due to the increase in time slots sold in Tier-II Cities where local advertising rates are lower than that of the Tier-I Cities. The total network capacity of our commercial location network increased to 8,348 30-second equivalent time slots for the third quarter from 6,737 30-second equivalent time slots in the second quarter mainly due to mainly the extension of our advertising cycle time from nine minutes to twelve minutes in all Tier-II cities as well as the addition of two new regional distributors and the acquisition of our Shenyang regional distributor in the third quarter. The Company continued to see high demand in our commercial location network in Tier-I Cities with demand in several Tier-II cities picking up rapidly. Network utilization in Tier-I Cities was 98.5% compared to 91.4% in the second quarter, while the average utilization rate in the Tier-II Cities was 42.4% compared to 34.9% in the second quarter. The overall network utilization rate increased to 50.8% compared to 45.4% in the second quarter of 2005. As a result, the Tier-I Cities contributed 66.7% of total commercial location advertising service revenue while the Tier-II Cities contributed the remaining 33.3%.

Advertising service revenue from our in-store network in the third quarter was $1.8 million, up 435.3% from $0.3 million for the second quarter in 2005. In the third quarter, we have made significant progress in our in-store network, expanding our installed base to 2,702 retail stores, including 553 hypermarkets, 877 supermarkets and 1,272 convenience stores. The number of displays installed in the in-store network increased to 20,061 compared to 12,779 at end of the second quarter 2005.

In the third quarter, we added 315 new advertising clients, bringing the cumulative number of advertisers on the Focus Media networks to 1,216. Among them, approximately 70 international and domestic advertisers have advertised on our in-store network.

Gross profit for the third quarter of 2005 was $11.5 million, representing an increase of 30.2% compared to $8.8 million in the second quarter 2005 and a 106.3% increase compared to $5.6 million for the corresponding period a year ago. Gross margin for the third quarter was 59.1%, down slightly from 60.6% for the previous quarter mainly due to the increase in location and equipment depreciation costs from investments in our in-store network. Network depreciation as a component of cost of revenues was $1.2 million for the third quarter of 2005. The gross margin of our commercial location business in the third quarter was 70.7%.

Third-quarter operating expenses totaled $5.0 million, representing a 17.2% increase from $4.3 million in the second quarter of 2005. The increase in operating expenses was mainly attributable to the increase in the number of our employees from 1,649 as of June 30, 2005 to 1,975 as of September 30, 2005 and the increase in selling and marketing expenses associated with increases in advertising revenue. The additional employees are primarily engaged in the installation and maintenance of our in-store network and the expansion of our sales team. Operating expenses as a percentage of total revenues in the third quarter was 25.9%, compared to 29.5% in the previous quarter. General and administrative expenses in the third quarter was $2.3 million or 12.0% of total revenues; whereas selling and marketing expenses in the third quarter totaled $2.7 million or 13.9% of total revenues.

Net income for the third quarter of 2005 was $7.1 million, compared to a loss of $1.0 million for the same period in 2004. Sequentially, net income increased by 64.0% compared to net income of $4.3 million in the second quarter of 2005. Net margin in the third quarter of 2005 was 36.6%, up from 29.8% in the second quarter of 2005.

Cash flow from operating activities was $3.0 million in the third quarter of 2005 compared to $2.1 million in the second quarter of 2005. As of September 30, 2005, the company had a cash and bank balance of $84.0 million, compared to $22.7 million as of December 31, 2004. The increase was mainly due to funds raised in Focus Media’s IPO.

As our advertising clients are increasing their focus on Tier-II Cities and because of the initial success of our in-store network, Focus Media plans to increase its capital expenditure budget for 2005 from $20 million to $30 million. The additional capital investment will be applied to network deployment for our in-store network and to our commercial location network in the major Tier-II Cities.

“Focus Media aims to build a multi-channel media platform covering the out-of-home daily activities of over 150 million metropolitan consumers in China,” said Daniel Wu, Focus Media’s Chief Financial Officer. ‘Our commercial location network covers people at the office and in shopping malls, golf clubs and various commercial locations, while our in-store network reaches people at point-of-purchase. With the recently announced acquisition of Framedia, which owns and operates the largest in-elevator advertising frame network in China, we will also cover people in their residential areas. We continue to explore other new media venues in China that demonstrate strong growth and share attractive synergies with our existing media networks.”

Other Recent Developments

On July 13, 2005, Focus Media successfully completed its initial public offering (IPO) and started trading its American Depositary Shares (ADSs) on the Nasdaq National Market. In the IPO, including the greenshoe exercised by the underwriting group, Focus Media offered 7,757,500 ADSs and its selling shareholders offered an additional 3,857,500 ADSs to the public.

In the third quarter of 2005, Focus Media signed up two new regional distributors in Tangshan, Hebei province and Yancheng, Jiangsu province, to develop local commercial location advertising networks. We also successfully closed two acquisition deals during the third quarter, namely the acquisition of our Shenyang regional distributor and of the Shenzhen Bianjie commercial location advertising company. Focus Media’s commercial location network now covers 54 cities in China, including 23 directly operated cities and 31 cites operated through our regional distributors.

In the third quarter of 2005, we further segmented our media channels, separating our golf club network and airport shuttle bus network from the commercial location network. Both networks are sold as independent networks with nationwide coverage and revenues are included in the commercial locations advertising service revenue. Each sub-channel is more focused on specific demographic, which meets the needs of selected advertisers and therefore attracts more advertisers to our networks.

Focus Media continues to strengthen its management team, appointing Ms. Cindy Chan as its Chief Strategy Officer in August 2005. Cindy has over 10 years of experience in the advertising industry in China. Before joining Focus Media, Ms. Chan was Deputy General Manger for iMPACT, ZenithOptimedia’s outdoor media department and the largest outdoor media buyer in China. Cindy is also among the most reputable media researchers in China, and has published articles on the theory of outdoor media and China’s outdoor media market, which has been quoted in prominent publications such as Forbes magazine and Media magazine.

On October 16, 2005, Focus Media announced a definitive agreement to acquire 100% of Infoachieve Limited, a BVI incorporated company. Infoachieve’s 100%-owned subsidiary Shanghai Framedia Advertising Development Ltd (“Framedia”) owns and operates the largest community advertising network in China. Framedia installs and deploys frames inside the elevators and throughout the common areas of residential complexes and sells frame space to its advertising clients.

BUSINESS OUTLOOK

The company estimates its total revenues for the fourth quarter 2005 to range from $22.0 million to $23.0 million. Fourth quarter net income is expected to be between $8.7 million and $9.1 million.

TODAY’S CONFERENCE CALL

Focus Media will host a conference call to discuss the third-quarter 2005 financial results and forth-quarter 2005 business outlook at 8:00 p.m. Eastern Daylight-saving Time on November 2, 2005 (5:00 p.m. Pacific Daylight-saving time on November 2, 2005; 9:00 a.m. Beijing/Hong Kong time on November 3, 2005). The dial-in details for the live conference call are: U.S. Toll Free Number +1-800-599-9829, Hong Kong dial-in number +852-3002-1672, international dial-in number +1-617-847-8703; pass code 24366526.

A replay of the call will be available from November 2, 2005 until November 8, 2005 (US Eastern Daylight-saving Time). The dial-in details for the replay are: U.S. Toll Free Number +1-888-286-8010; international dial-in number +1-617-801-6888; pass code 75183977. A webcast of this call will also be available live and archived on Focus Media’s website at ir.focusmedia.cn.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media operates the largest out-of-home advertising network in China. As of September 30, 2005, Focus Media had over 55,000 display units in our commercial location network and in-store network throughout China. Flat-panel audiovisual displays are placed in high traffic areas, such as elevator lobbies of commercial buildings and large retail chain stores. Over 1,200 international and domestic advertisers have placed advertisements through our networks as of September 30, 2005. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2004	September 30, 2005
	US$	US$
ASSETS
Current assets
Cash and bank balances	22,669,106	83,974,044
Investment in available-for-sale securities	—	34,950,969
Accounts receivables, net of allowance for doubtful accounts of $430,124 and $211,760 as of September 30, 2005 (unaudited) and December 31,2004, respectively	6,619,949	20,306,899
Inventories	1,243,140	370,691
Prepaid expenses and other current assets	2,109,468	3,717,071
Amount due from related parties	2,740,032	1,243,800
Total current assets	35,381,695	144,563,474

Rental Deposits	1,606,378	9,293,819
Equipment, net	9,197,143	32,909,902
Acquired intangible assets, net	708,306	1,231,902
Goodwill	9,058,086	12,823,348
Long term investment	12,088	—
Deferred tax assets	450,963	914,922
Total assets	56,414,659	201,737,367

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Short term bank loans	—	3,089,089
Accounts payable	607,091	4,787,461
Accrued expenses & other current liabilities	6,591,435	9,596,839
Income taxes payable	1,435,486	2,192,123
Total current liabilities	8,634,012	19,665,512

Minority interest	80,692	193,143
Mezzanine equity
Series A Convertible redeemable preference shares	6,295,110	—
Series B Convertible redeemable preference shares	12,062,696	—
Series C-1 Convertible redeemable preference shares	34,915,350	—

	As of
	December 31, 2004	September 30, 2005
	US$	US$
ASSETS
Current assets
Shareholders’ equity
Ordinary shares	7,124	18,916
Additional paid in capital	5,981,154	177,517,725
Deferred compensation charge	(969,959)	(304,436)
Retained earnings (accumulated deficit)	(10,550,414)	3,572,045
Accumulated other comprehensive loss	(41,106)	1,074,462
Total shareholders’ equity (deficiency)	(5,573,201)	181,878,712

Total liabilities and shareholders’ equity (deficiency)	56,414,659	201,737,367

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
	US$	US$	US$	US$
Revenues:

Advertising Service Revenue:
Commercial locations
- Unrelated parties	$7,049,574	$16,345,639	$15,001,703	$37,184,662
- Related parties	—	941,066	236,843	3,514,521
Total commercial locations	7,049,574	17,286,705	15,238,546	40,699,183

In-store network
- Unrelated parties	—	1,813,374	—	2,152,113
- Related parties	—	—	—	—
Total in-store network	—	1,813,374	—	2,152,113

Total Advertising Services Revenue:	7,049,574	19,100,079	15,238,546	42,851,296

Advertising Equipment Revenue:	862,872	366,403	2,205,672	772,414
Total revenues:	7,912,446	19,466,482	17,444,218	43,623,710

Cost of revenues:
Net advertising service cost
- Commercial locations	1,664,996	5,062,401	4,080,256	12,221,355
- In-store network	—	2,606,677	—	4,257,614
Net advertising equipment cost	667,984	284,987	1,693,279	544,145
Total cost of revenues	2,332,980	7,954,065	5,773,535	17,023,114

Gross profit	5,579,466	11,512,417	11,670,683	26,600,596

Operating expenses:
General and administrative (including share-based compensation of $99,810 and $182,559 for the three months ended September 30, 2005 (unaudited) and September 30, 2004 (unaudited), respectively)	1,105,272	2,337,658	2,009,373	6,577,974
Selling and marketing	935,728	2,702,980	1,928,058	6,134,849
Total operating expenses	2,041,000	5,040,638	3,937,431	12,712,823

Income from operations	3,538,466	6,471,779	7,733,252	13,887,773

Interest income	604	791,491	5,210	822,163
Other income (expenses), net	—	8,017	(2,759)	9,894
Change in fair value of Series B convertible redeemable preferred shares	(3,166,671)	—	(3,166,671)	—

Income before tax and minority interest	372,399	7,271,287	4,569,032	14,719,830
Income tax expense
- Current	1,382,441	312,511	2,830,161	758,594
- Deferred	—	(225,374)	—	(267,527)
Total income taxes	1,382,441	87,137	2,830,161	491,067

Profit before minority interest	(1,010,042)	7,184,150	1,738,871	14,228,763
Minority Interest	(11,008)	52,111	40,616	106,304

Net income	$(999,034)	$7,132,039	$1,698,255	$14,122,459
Deemed dividends on Series A convertible preferred shares		—	8,308,411	—
Deemed dividends on Series B convertible preferred shares		—	2,191,442	—
Income (loss) attributable to shareholders	$(999,034)	$7,132,039	$(8,801,598)	$14,122,459

Income (loss) per share — basic	$(0.07)	$0.20	$(0.64)	$0.67

Income (loss) per share — diluted	$(0.07)	$0.19	$(0.64)	$0.59

Shares used in calculated basic income per ADR	14,042,615	34,929,638	13,802,767	21,037,782

Shares used in calculated diluted income per ADR	14,042,615	37,950,853	13,802,767	24,048,958

Non-GAAP Measuring Pro forma net income per share on an as converted basis, basic (Note 1)		$0.19		$0.44

Pro forma net income per share on an as converted basis, diluted (Note 1)		$0.18		$0.40

Shares used in calculating pro forma per share amounts on an as converted basis, basic		37,039,857		32,267,714

Shares used in calculating pro forma per share amounts on an as converted basis, diluted		40,061,071		35,278,890

Notes:

Note 1: Note 2:	Pro forma basic and diluted earnings per share for the three months ended September 30, 2005 and nine months ended
September 30, 2005 are computed by dividing net income by
weighted average number of ordinary shares outstanding for
the period plus the number of ordinary shares resulting from the assumed conversion of all the outstanding redeemable
convertible preferred shares upon closing of the initial
public offering as if the conversion had occurred at the
beginning of the period.
The conversion of Renminbi (“RMB”) amounts into USD amounts
is based on the rate of USD1 = Rmb8.093 on September 30,
2005.